Exhibit 12.1

NS GROUP, INC.	September 30, 2006	Form 10-Q
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(thousands of dollars)

	Three Months Ended		Nine Months Ended
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Earnings
Pretax income (loss)	$36,207	$36,180	$143,497	$99,185

Interest expense	142	142	428	477
Interest portion of rent expense (a)	174	131	503	397

	$36,523	$36,453	$144,428	$100,059

Fixed Charges
Interest expense	142	142	$428	$477
Interest portion of rent expense (a)	174	131	503	397

	$316	$273	$931	$874

Ratio of Earnings to Fixed Charges	115.6	133.5	155.1	114.5

(a)	One-third of rent expense is the portion deemed representative of the interest factor.